Via Facsimile and U.S. Mail
Mail Stop 6010

February 11, 2008

Kevin Twomey
Executive Vice President and
Chief Financial Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

Re: Rite Aid Corporation
      Form 10-K for the Fiscal Year Ended March 3, 2007
      Filed April 30, 2007
      Form 10-Q for the Quarterly Period Ended December 1, 2007
      Filed January 9, 2008
      File Number: 001-05742

Dear Mr. Twomey:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 3, 2007

Item 1. Business & Note 18. Related Party Transactions

1. We note the following agreements have been described but not filed as exhibits:
   - Supply agreement with McKesson Corporation

- Related Party Agreement for financial advisory services with Leonard
Green & Partners, L.P.

Please provide us with an analysis supporting your determination that the
agreements are not required to be filed pursuant to Item 601 (b)(10) of Regulation
S-K. If you cannot support your determination for not filing the agreements as
exhibits, we would expect the filing to be amended, accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies and Estimates, page 47

2. We believe your disclosure regarding critical accounting estimates could be
improved to better explain the judgments and uncertainties surrounding each
estimate and the potential impact on your financial statements. We believe in
order to meet the principal objectives of MD&A you should revise your
disclosure to enable an investor to understand 1) management's method for
establishing the estimate; 2) to what extent and why management has adjusted its
assumptions used to determine the estimate from the assumptions used in the
immediately preceding period and 3) the potential variability in the most recent
estimate and the impact this variability may have on reported results, financial
condition and liquidity. If the changes in estimates have not historically been
material, please disclose this fact.

Form 10-Q for the Quarterly Period Ended December 1, 2007

Notes to Condensed Consolidated Financial Statements

Note 3. Acquisition, page 9

3. Your disclosure here as well as in other portions of the document makes reference
to the use of an independent third party to value assets and liabilities. While you
are not required to make these references, when you do, you must also disclose
the name of the independent valuation expert. If you include or incorporate by
reference this disclosure into a 1933 Securities Act filing, you will also need to
include the consent of the independent valuation expert.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant